Mail Stop 6010

February 2, 2007

Mr. Randy H. Thurman
Chief Executive Officer
Viasys Healthcare Inc.
227 Washington Street, Suite 200
Conshohocken, PA   19428

      Re: **Viasys Healthcare Inc.**
                Form 10-K for the year ended December 31, 2005
                Filed March 14, 2006
                File No. 1-16121

Dear Mr. Thurman:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant